EXHIBIT 99
Letter to Our Shareholders

For the cover of this year’s report, we highlight the public message that appeared on NASDAQ’s Times Square ticker on December 15, 2011—the day our common stock began trading on the NASDAQ exchange for the first time. Previously, our stock had been listed on the NYSE Amex exchange. We believe this change in our stock listing will provide the Company with improved visibility and give a clearer sense of the Company’s business. Both of these benefits should help our efforts to improve shareholder value.

Overall, our businesses performed well during 2011. Sales increased 10% to $142.9 million from $130.1 million in 2010, with gains occurring in all three of our business segments. This was the second year in a row that sales improved, and while it is still not entirely clear whether the recession has ended, the economy shows some very positive signs.

Net earnings for the year of $5.5 million ($0.89 per diluted share) were about level with 2010’s earnings. However, in 2011 earnings were impacted negatively by a few factors. These included lower-than-expected sales to our military markets as a result of reduced government defense spending; start-up costs to establish our new composite-panel manufacturing facility in Ontario, Canada; and slower-than-anticipated sales of new products for the commercial laundry industry. Cost increases for raw materials also put pressure on our profit margins. Considering all of these factors, we are generally pleased with our 2011 results.

We have always emphasized the goal of maintaining a strong financial position, as illustrated by our balance sheet. Since 2008 and the start of recessionary economic conditions, we have given greater priority to that goal, and we will continue to do so. It has enabled us to continue our product development projects, improve productivity in our facilities and continue our dividend policy. Indeed, we have even been able to increase our dividend. At its February 8, 2012 meeting, our Board of Directors raised the quarterly dividend 11% to $0.10 per share, based on our solid cash position and confidence in the Company’s future.

Metal Products Group

This segment primarily manufactures a proprietary line of mine roof anchors used for securing the roofs of underground coal and metallurgical mines. With demand for our roof anchors remaining strong in 2011, sales increased 8% to $28.8 million from $26.7 million in 2010. We anticipate further progress in 2012 as coal continues to play an important role in meeting the world’s energy needs.

As in 2010, we continued last year to invest in upgrading our equipment and facilities. These investments resulted in improved productivity and product quality to support the increased demand for our mine roof products. The gains in productivity and quality also enabled us to increase our marketing efforts for our contract casting services. We believe we will be able to achieve significant future sales to the contract casting markets of products made from both malleable and ductile iron as evidenced by our receiving an order from a Canadian rail industry customer for the largest casting we have ever produced.

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Industrial Hardware Group

Our Eberhard units produce latches and other hardware products for trailer trucks, service vehicles, school buses and military vehicles; Eberhard also furnishes locks and latches to other diverse markets. This group had sales of $66.1 million in 2011 as compared to $57.5 million in the previous year.  This represents a 15% increase over 2010.

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New product development for both the commercial and military hardware markets has continued during the last three years, notwithstanding the effects of recessionary conditions in the trucking industry and reduced defense spending.  A new vent product that is pictured above, has been very well accepted by the leading manufacturers of Class 8 trucks.

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Current projections for truck manufacturing are positive, indicating that 2012 will be a stronger year for the Industrial Hardware Group. Improvement in the truck sector – an industry that is an important part of our business plans – is generally a harbinger of recovery in the broader economy.

Our Canadian Commercial Vehicles unit manufactures panels made of a proprietary lightweight composite material for use in its main product—sleeper cabs for the Class 8 truck market (which includes tractor trailers). During 2011, Canadian Commercial Vehicles continued to provide sleeper cabs for both the commercial and military versions of Class 8 vehicles. In addition, the unit again experienced good acceptance of its proprietary composite material for use in some products in high-technology markets.

Security Products Group

This segment produces locks under the SearchAlert™, Sesamee® and Prestolock® brand names, as well as coin collection and Smart Card products for the commercial laundry market. Sales last year rose to $48.0 million from $45.9 million in 2010, a 5% increase. Contributing to the increase were improved conditions in the travel, computer and electronic enclosure markets, which are among the many industry sectors served by the segment. For 2012, we expect to see improved conditions in the laundry sector and greater acceptance of our new offerings for that market.

Corporate Governance

As you may recall, last year the SEC’s final rules on “say on pay” required us to present two non-binding resolutions to our shareholders in our 2010 proxy statement. The first resolution required shareholder approval of the compensation of our Named Executive Officers, while the second resolution concerned the frequency with which the compensation resolution should be presented to our shareholders in the future. In last year’s voting, a majority of shares were voted in favor of approving the Named Executive Officers’ compensation and a plurality of shares were voted in favor of presenting the compensation resolution to shareholders every three years.

In accordance with existing proxy rules, our proxy statement for 2011 comprehensively reviews, in the section entitled “Compensation Discussion and Analysis,” all of the compensation arrangements which I and our Chief Financial Officer have with the Company. That section also describes the process which the Compensation Committee of the Board uses in its annual evaluation of those arrangements. In view of the SEC’s mandate, I think it important that all shareholders read the relevant pages of our proxy.

Our 10-K report included herein contains the required certifications attesting to the adequacy of the Company’s internal accounting controls and our compliance with the requirements of the Sarbanes-Oxley Act. The report also includes more extensive information about the Company’s operations and financial data. I urge you all to read it.

Outlook

So far in 2012, the economic environment has appeared to be more positive, and we believe that this will continue to be the case. Some uncertainties seem to have abated, and our backlogs have begun to show some improvements. In several ways during the last three years, we have put the Company in position to take advantage of any economic recovery that occurs. Our staffing is lean and productive; our manufacturing processes have been updated and their efficiencies improved; and we have continued our product development projects. We remain very positive about our future.

As always, I would like to thank our shareholders and Board of Directors for their confidence and support. Also, I thank all of our employees for their dedication and loyalty during these recent challenging times.

/s/Leonard F. Leganza
Leonard F. Leganza
Chairman of the Board, President and Chief Executive Officer

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